Exhibit 2.1


Anthony Overman
CEO
Hi Tec Networks
1200 Don Juan Road
Hertford, NC 27944-0218

Via Facsimile: 252.426.7525

                                October 28, 2001
Anthony,

Per our discussions over the past several days, here are the terms of the agreement we have reached with respect to NxGen Networks, Inc. ("NxGen"). This document is a Letter of Agreement that sets forth the terms and conditions of these transactions. Upon execution of this document, our legal resources will develop more detailed transaction documentation as appropriate.

1. Hi Tec Networks or another designate shall purchase from Worldmodal Network Services, Inc. all but 3 million shares of NxGen stock currently owned by Worldmodal, or 23,397,737 million shares NxGen. The purchase price of this stock shall be $30,000 with $15,000 to be paid via wire transfer on signing of this document and $15,000 due in 90 days and secured by a promissory note with personal guarantee. Said shares shall be delivered to you via overnight delivery within 2 business days of receipt of the initial $15,000 payment.

2. Paul Peterson and David Swainson will execute resignation letters from the NxGen Board, and I will appoint you and three other designates identified by Anthony Overman to the Board to replace them. Worldmodal or its successors shall be entitled to one guaranteed Board seat for a period of 24 months. This shall be a voting position. Board meetings must be called no less frequently than quarterly by NxGen. You will serve as Board Chairman.

3. NxGen will sell all of the intellectual property and code relating to the Company's VoIP technology to Worldmodal for $100,000 which shall be paid in monthly installments of 1% of Worldmodal gross revenue generated from their use. At the end of 12 months, any difference between $100,000 and the amounts paid out per revenue sharing shall be forgiven. Additionally, ownership of Southernplanet.com Inc. (Delaware corporation) shall be transferred back to Worldmodal as part of this transaction.

4. NxGen will sign personal indemnification agreements with myself and Messrs. Peterson and Swainson. Worldmodal warrants that no other personal indemnification agreements have been offered by NxGen to any past officers or board members during the period of Worldmodal's management of NxGen.

5. NxGen and you individually agree to release myself, Paul Peterson, David Swainson, from any and all legal claims. This is a full and complete legal release and is intended to serve as full wavier of all claims.

6. NxGen shall indemnify Worldmodal against any creditor actions or legal claims relating to NxGen, including attorney's fees incurred in defending against same, if necessary.

7. Worldmodal shall assume all liability relating to the current equipment lease with Gibralt Capital Corporation and/or Winton Capital. Worldmodal shall undertake best efforts to cause Gibralt/Winton to sign a release of claims against NxGen, but in any case Worldmodal shall indemnify NxGen against any claims brought against NxGen by Gibralt/Winton.

8. Worldmodal will ship to your office our records relating to NxGen as well as provide electronic or print copies of email correspondence relating to former NxGen employees.

9. Additionally, Worldmodal shall undertake on best efforts basis to assist you in any and all matters relating to NxGen and our pre-existing relationships with NxGen creditors and investors.

10. Any public announcements regarding the transaction must be approved in advance by Worldmodal and Anthony Overman in writing prior to release with such approval not to be unreasonably withheld.

11. Jurisdiction for any disputes arising from this agreement is set in Portland, Oregon. Any disputes arising out of this agreement are to be presented to binding, fast-track arbitration under the general guidelines of the AAA. Attorney's fees shall be awarded to prevailing party in the event of litigation, irrespective of the provision for binding arbitration.

12. You acknowledge that in acquiring your stake in NxGen and in selling the VoIP technology of NxGen to Worldmodal , you are also releasing any and all title and/or use rights to any telecommunications or computing hardware owned or controlled by NxGen and that such equipment, if any, shall become the sole and exclusive property of Worldmodal as an integral part of this agreement. Worldmodal acknowledges that there may be third-party liens relating to some of this equipment. Nonetheless, NxGen acknowledges that the equipment is the sole and exclusive equipment of Worldmodal and that Worldmodal alone is entitled to use the equipment, regardless of physical location.

13. You agree that Worldmodal is materially relying on your commitment to us that you will not engage in directly competitive business activities in the international VoIP markets, though you may undertake complimentary, non-competitive projects that do not materially harm Worldmodal .

14. You explicitly acknowledge that you will undertake your best efforts to assist Worldmodal in deploying the VoIP assets being purchased from NxGen.

15. You agree that you will make no attempt, nor cause others to make attempt, to hire any of the former NxGen or ILDC employees working from the Atlanta office. Worldmodal agrees that this non-solicitation agreement shall be reduced to writing in an additional document, and that said document shall not prevent you from paying members of the Atlanta team as consultants for small, part-time efforts outside of Worldmodal. Said consultative services shall in no way detract from these employees' ability to discharge their full-time duties with Worldmodal, and shall in any case not include any consulting that competes with their work at Worldmodal.

The undersigned agree to the terms and conditions as outlined above:

18 October, 2001

/s/ Douglas B. Spink
--------------------------------------------
Douglas B. Spink
Chairman
Worldmodal Network Services, Inc.

/s/ Anthony C. Overman
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Anthony C. Overman
CEO
Hi Tec Networks

/s/ Anthony C. Overman
--------------------------------------------
Anthony C. Overman
Chairman & CEO
International Long Distance Corporation

/s/ Anthony C. Overman
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Anthony C. Overman
Individually